Exhibit 99.1

TD Bank Group Announces Common Share Offering

TORONTO - September 7, 2011 - The Toronto-Dominion Bank (TD Bank Group or TD) today announced it has entered into an agreement with a syndicate of underwriters for an issue of 8 million common shares, at a price of CDN$76.50 per common share, to raise gross proceeds of CDN$612 million.

TD has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 1.2 million common shares.  This option is exercisable, in whole or in part, by the underwriters at any time until the date that is two business days prior to the closing.  The maximum gross proceeds raised under the offering will be CDN$703.8 million should this option be exercised in full.

TD previously announced its intention to issue common shares prior to the closing of the MBNA Canada credit card portfolio transaction for prudent capital management purposes.  Net proceeds will be used for general corporate purposes.

The common shares will be issued by way of a prospectus supplement that will be filed with securities regulatory authorities in Canada under TD's October 25, 2010 base shelf prospectus.

The common shares to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy such common shares in the United States or in any other jurisdiction where such offer is unlawful.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 20 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, TD Insurance and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 7 million online customers. TD had CDN$665 billion in assets on July 31, 2011. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact:

Rudy Sankovic
Investor Relations
TD Bank Group
416-308-7857

Wojtek Dabrowski
Corporate Communications
TD Bank Group
416-307-8149